Exhibit 5

Parker Hannifin Corporation

Corporate Legal Department

6035 Parkland Boulevard

Cleveland, OH 44124-4141 USA

office 216 896 3000

fax     216 896 4027

February 19, 2013

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124

Re:	Parker Retirement Savings Plan

Ladies and Gentlemen:

I have acted as counsel for Parker-Hannifin Corporation, an Ohio corporation (the “Company”), in connection with the Parker Retirement Savings Plan (“Plan”). In connection with the opinions expressed herein, I have examined such documents, records and matters of law as I have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, I am of the opinion that:

1. The shares of the Company’s Common Stock, par value $.50 per share (the “Common Shares”), that may be issued or delivered and sold pursuant to the Plan, will be, when issued or delivered and sold in accordance with the Plan, validly issued, fully paid and nonassessable, provided that the consideration received by the Company is at least equal to the par value of the Common Shares.

2. When issued in accordance with the Shareholder Protection Rights Agreement, dated as of February 8, 2007, between the Company and Wells Fargo Bank, N.A. (as successor to National City Bank) and the First Amendment to the Shareholder Protection Rights Agreement, dated as of July 6, 2009, between the Company and Wells Fargo Bank, N.A. (as successor to National City Bank) (as amended, the “Rights Agreement”), the Rights (as defined in the Rights Agreement) will be validly issued.

The opinions expressed herein are limited to the laws of the State of Ohio, as currently in effect, and I express no opinion as to the effect of the laws of any other jurisdiction.

The opinion set forth in paragraph 2 is limited to the valid issuance of the Rights under the corporation laws of the State of Ohio. I do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the authorization, execution, delivery or administration of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2, I have assumed that the Directors of the Company have acted and will act in accordance with their fiduciary duties with respect to the authorization of the issuance of the Rights and the execution of the Rights Agreement.

In rendering the opinion set forth in paragraph 2, moreover, I note that my research indicates that there are no reported decisions applying Ohio law concerning the authorization or issuance of securities substantially similar to the Rights. In the absence of directly applicable judicial authority, I have considered the pertinent provisions of Ohio corporation law and the decisions of courts applying the laws of other jurisdictions to analogous factual situations. Although such decisions may be persuasive to Ohio courts, they have no binding precedential effect.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Common Shares and associated Rights to be issued or delivered and sold pursuant to the Plan under the Securities Act of 1933 (the “Act”). In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Thomas A. Piraino, Jr.

Thomas A. Piraino, Jr.
General Counsel